February 24, 2025

Craig Gould
Chief Executive Officer
Binah Capital Group, Inc.
80 State Street
Albany, NY 12207

       Re: Binah Capital Group, Inc.
           Registration Statement on Form S-1
           Filed February 14, 2025
           File No. 333-284996
Dear Craig Gould:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Penny J. Minna